EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Registration Statement on Form S-1 of our report dated April 14, 2020, related to the consolidated financial statements of CEN Biotech, Inc. and Subsidiary as of December 31, 2019 and 2018 and for the years then ended, which appears in this Registration Statement of CEN Biotech, Inc. and Subsidiary. The report for CEN Biotech, Inc. and Subsidiary includes an explanatory paragraph about the existence of substantial doubt about its ability to continue as a going concern. We also consent to the reference to our Firm under the caption “Experts” in such Registration Statement.

/s/ Mazars USA LLP

New York, New York

June 19, 2020